SUSSER HOLDINGS CORPORATION

4433 BALDWIN BOULEVARD

CORPUS CHRISTI, TEXAS 78408

October 16, 2006

VIA EDGAR AND FACSIMILE

Mr. H. Christopher Owings

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Susser Holdings Corporation
Registration Statement on Form S-1 (No. 333-134033)

Dear Mr. Owings:

Susser Holdings Corporation (the “Company”), hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-134033) (the “Registration Statement”) be accelerated so that it becomes effective at 3:00 p.m. (Eastern time) on October 18, 2006, or as soon thereafter as possible.

In connection with the filing of the Registration Statement, the Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporate Finance

Securities and Exchange Commission

October 16, 2006

I hereby confirm to you that the Company is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, with respect to the public offering of securities specified in the Registration Statement.

This request, and the included representations and acknowledgements, amends and supersedes any prior request with respect to the acceleration of effectiveness of the Registration Statement. Please call our counsel, W. Stuart Ogg of Weil, Gotshal & Manges LLP, at (214) 746-7865 to confirm such effectiveness and if you have any questions.

Very truly yours, Susser Holdings Corporation

/s/ E. V. Bonner, Jr.
By: E. V. Bonner, Jr. Title: Executive Vice President, Secretary and General Counsel

cc:	Peggy Kim (SEC)
Scott Anderegg (SEC)

W. Stuart Ogg, Esq.
Weil, Gotshal & Manges LLP

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